[HUB INTERNATIONAL LIMITED LETTERHEAD]
November 11, 2005
BY EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:	Jim B. Rosenberg Senior Assistant Chief Accountant
Re:	Hub International Limited (the “Company”) Form 10-K for Fiscal Year Ended December 31, 2004 File No. 1-31310
Dear Mr. Rosenberg:
     We hereby acknowledge receipt of the comment letter dated October 21, 2005 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) concerning the above captioned Annual Report on Form 10-K for the fiscal year ended December 31, 2004 (the “10-K”).
     We submit this letter in response to the Comment Letter. For ease of reference, we have reproduced the text of the comments in bold-face type below, followed by our responses. Terms used but not defined herein have the meanings set forth in the 10-K.

RESPONSES TO STAFF COMMENTS

RESPONSES TO STAFF COMMENTS
Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies
Revenue Recognition, page 51
1.	Please refer to prior comment two. Please tell us your costs associated with billing and collection services performed subsequent to the policy effective date. If these services are not inconsequential and perfunctory, explain your basis for recognizing all revenue associated with these services at the policy effective date. Include applicable references to the technical guidance.

Response: We generally recognize commission income on the policy effective date. The term effective date means the date from which protection is afforded under an insurance policy. At the effective date, we become entitled to the commission because the insurance coverage has been placed with the underwriter and the premium is owed by the client. On the effective date our work has been substantially completed and the related costs to produce, market and place the coverage have been incurred. We generally bill in the month of the effective date. As such, the amount of the commission related to the services provided has been determined and the premium is receivable as of that date. Accordingly, for any given policy, commission income is recognized on the revenue recognition date (the policy effective date), at which time the earnings process is complete and the services for which we have been contracted to perform have been provided. This is in accordance with the criteria set forth in SAB 101 and SAB 104. Any billing and collection activity occurring after the policy effective date is inconsequential and perfunctory

As an insurance brokerage we generally have two types of commission income: direct billed commissions and agency billed commissions. With direct bill, the insured is billed by the underwriter directly. The underwriter collects directly from the insured. We are then paid for our brokerage services (generally commission income) directly from the underwriter. Accordingly, we do not bill or collect fees directly from the insured. Commission income for direct billed commissions is recognized on the effective policy date.

The other type of commission income is agency billed commission. In these arrangements we bill the insured directly, normally on or before the effective date of the policy. Invoices are computer generated along with the insurance policy from our broker management systems and mailed directly to the insured.

For both types of billing, direct bill and agency bill, the costs of billing and collection are de minimis and are not tracked by us. For direct bill — we do not bill and for agency bill — the process is automated as a part of the sale. The collection process is generally passive and is clerical in nature, performed by accounting clerks that have other responsibilities. Accounts that are over 120 days old generally are referred to collection agencies. In addition, while commission rates are individually negotiated and therefore vary for different contracts, whether an arrangement is direct bill or agency bill has no impact on the commission the Company earns.

In concluding that billing and collection activities occurring subsequent to the policy effective date are inconsequential and perfunctory we evaluated the guidance in SAB 104, specifically Topic 13A — 3c, questions 1 and 2. These activities are not “essential to the functionality of the delivered product or service.” The client has insurance coverage on the policy effective date regardless of any subsequent billing and collections. “Failure to complete the activities would not result in the customer... rejecting the products or services performed to date”. In addition, we reviewed the additional factors in question 2 which support our conclusion that billing and collection are not substantive but inconsequential and perfunctory as follows: (1) we have a history of billing and collection in a timely manner, (2) the time to perform these activities has not varied from one instance to another, (3) the skills required to complete these activities are not specialized and are readily available in the market place, (4) the cost of completing the activities is less than insignificant (in fact, the cost is de minimis) in relation to the commission income, (5) the period before the remaining activities to be provided is not lengthy, and (6) the timing of payment is not coincident with the completion of the sale of insurance. The policy effective date is the time at which the earnings process is complete and therefore is the appropriate time for the Company to recognize commission income.

2.	Please refer to prior comment four. Your response did not appear to include an explanation of the financial impact of billing and collection services on your operations and cash flows, including related service fee income, interest income on funds held, and costs associated with uncollectible amounts. Also, we were unable to locate your explanation of “other deductions” and restrictions relating to trust cash. Please provide this information in disclosure type format.

Response: Billing and collection activities impact our cash flow from operations, but do not impact the timing of commission income recognition. The Company looks to the policy effective date as the date on which the earnings process is complete and revenue should be recognized. Billing and collection activities, particularly for renewals of policies, typically occur in the month prior to the expiration of the insured’s policy. For new policies, the billing process commences once the arrangement between the broker and the insured is agreed to, typically before the effective date of the policy. Our invoicing system triggers the credit to our revenue accounts, which is then subsequently reconciled to defer income until the effective date of the policy. In cases where we are billing in periods subsequent to the effective date of the policy, commission income is accrued and recognized in that period.

In certain circumstances we charge policy service fees in lieu of commissions. We record policy service fees on the policy effective date. Costs associated with uncollectible accounts are recorded in selling, occupancy and administrative expense (bad debts) and the allowance for doubtful accounts is netted against “accounts and other receivables” on our balance sheet and detailed in our financial statement notes. However, given that we incur only de minimis cost in connection with billing and collection activities, these activities do not impact our income statement or other results of operations.

For agency bill commission, we bill our clients for the gross premium, retain our commission income, and remit the net premium (gross premium less our commission) to the underwriter. Premiums collected (less commissions and other deductions), but not yet remitted to the underwriter, are included in trust cash. Trust cash is restricted as to use by contractual obligations and by laws in certain states and provinces in which we operate. Certain states and provinces have varying restrictions on the investment of trust cash, which may include limiting the nature of acceptable investments. As a result of these restrictions we generally invest such funds in short-term cash equivalents and retain the resulting investment income, which is recorded when earned. We sometimes may advance premiums to underwriters on behalf of our clients or may advance claim payments or return premiums to our clients on behalf of underwriters. The advances may be made because of the payment terms to the underwriter or because we wish to avoid cancellation of our clients’ coverages. “Other deductions” from premiums collected include these advance payments to underwriters as well as advance claim payments and return premiums to our clients. Other deductions do not have an impact on our consolidated statement of earnings.
Note 13. Earnings per Share, page 67
3.	Please refer to prior comment five. Please address the following in disclosure type format:
•	Your calculation of diluted earnings per share includes 303,000 shares related to the Talbot earn out, but we were unable to understand the explanation of the calculation provided in your response. Describe the terms of the Talbot earn out in greater detail and provide a calculation supporting the 303,000 shares that is integrated with your $35 million estimate for the remaining earn out.

•	You state in Note 4 that the Talbot earn-out is to be paid in stock while your response indicates that this payment can be made either in cash or stock and that the initial payment was made in cash. Please clarify this apparent inconsistency.

•	We understand that Satellite is now a wholly owned subsidiary with outstanding “special shares” issued to former management prior to the Talbot acquisition. Please explain the nature of these special shares, their balance sheet classification and your accounting for their disposition under these earn out arrangements.
Response: The Company advises Staff, by way of background information, that on July 1, 2004, we purchased all of the common shares of Satellite Acquisition Corporation (“Satellite”), a corporation formed by senior management at Talbot Financial Corporation (“Talbot”). In turn, Satellite purchased 100% of the common shares of Talbot from

Safeco Corporation. In connection with the acquisition, the Company agreed to acquire special shares of Satellite, which are owned by the management of Talbot, to be settled with a combination of the Company’s restricted and unrestricted common shares, or cash. The first payment of $16.4 million for one-third of the special shares was earned by Talbot’s management based upon Talbot’s earnings for the 12 months ending December 31, 2004. The earn-out payment was settled in cash on September 1, 2005. Remaining contingent payments with respect to one-third of the originally issued number of special shares will be made on each of March 31, 2006 and March 31, 2007, and will be based upon Talbot’s earnings for the 12 month periods ending December 31, 2005 and 2006, respectively. The contingent payment to Talbot management is recorded by the Company as compensation expense over the period in which the contingent earn-out payments are earned by Talbot management. At December 31, 2004, we estimated that the aggregate value of compensation to be recognized under this arrangement to be between $45-$50 million.

In response to your specific comments:
•	We follow the principles of the treasury stock method in applying FAS 128, Earnings per Share, including the guidance on contingent shares (or contingently adjustable shares) in paragraphs 23 and 32-33. Additional shares included in the denominator of the diluted EPS calculation represent the difference between the total number of shares expected to be issued (i.e., the total estimated value of the contingent payment of $49.755 million divided by the Company’s share price of $17.80, totaling 2,795,000 shares), and the estimated number of shares deemed to have been repurchased on the assumption that the estimated unamortized compensation expense is to repurchase shares at their average price for the period ($49.755 million, less $14.388 million already expensed, totals $35.367 million (the future value of compensation), which divided by $17.80 equals 1,987,000 shares). 2,795,000 shares expected to be issued less 1,987,000 shares to be repurchased equals 808,000 shares outstanding for the fourth quarter of 2004. This same calculation at September 30, 2004 reflects 404,000 shares outstanding for the third quarter of 2004.

Accordingly, the 404,000 shares outstanding for the third quarter of 2004 are assumed to be outstanding for two of four quarters (the third and fourth quarters of 2004) totaling a weighted average 202,000 shares outstanding. The incremental 404,000 shares to bring the total to 808,000 shares outstanding for the fourth quarter of 2004 are assumed to be outstanding for one of four quarters (the fourth quarter of 2004 only) totaling a weighted average 101,000 shares outstanding; thus resulting in a total of a weighted average 303,000 shares outstanding for the 2004 year as reflected in our 2004 Form 10-K.

Please refer to the following schedule which provides a tabular summary of these calculations:
Talbot Earn-out Shares

Total estimated value of Talbot earnout at 12/31/04	[1]	$49.755M
Average share price of Hub common shares	[2]	$17.80
Total number of earnout shares expected to be issued at 12/31/04	[3] = [1]/[2]	2,795,000
Total earnout compensation expensed from 7/1/04 — 12/31/04	[4]	$14.388M
Total future value of Talbot compensation at 12/31/04	[5]=[1]-[4]	$35.367M
Shares deemed to have been repurchased at 12/31/04	[6]=[5]/[2]	1,987,000
Shares outstanding for Q4 2004	[7]=[3]-[6]	808,000
Shares outstanding for Q3 2004 (Q3 shares)	[8]	404,000
Q4 shares	[9]=[7]-[8]	404,000
Weighted average Q3 shares for 1/1/04 — 12/31/04	[10]=[8]x2 qtrs/4 qtrs	202,000
Weighted average Q4 shares for 1/1/04 — 12/31/04	[11]=[9]x1 qtr /4 qtrs	101,000
Talbot Earn-out Shares considered dilutive for the year ended 12/31/04	[10]+[11]	303,000

•	The agreement regarding the earn-out permits the Company to settle any contingent earn-out payments in stock or cash. At the time the Company’s consolidated financial statements for the year ended December 31, 2004 were prepared, management intended to settle all contingent earn-out payments in stock, as indicated in note 3(b) to those statements. Prior to making the first payment on September 1, 2005, management decided to make such payment in cash. Note 3(a) to the Company’s interim consolidated financial statements for the three and nine months ended September 30, 2005 states that the first earn-out payment was made in cash.

•	The special Satellite shares were issued to former Talbot management, in connection with the Talbot acquisition and in recognition of their role in identifying, structuring and facilitating the Talbot acquisition. They serve as a basis for the calculation of the earn-out payment. These special Satellite shares do not represent a residual equity interest in Talbot (which is 100% owned by the Company). At the end of the earnout period, the Company will own all of the special Satellite shares, but this will not change its ownership interest in Talbot. The Company records its obligation to acquire the special Satellite shares as a charge to earnings in the form of compensation expense over the period in which the payments to acquire the shares are earned by Talbot management. For 2004 the Company recorded $14.4 million of non-cash stock based compensation relating to the Talbot acquisition with an offsetting credit to accounts payable and accrued liabilities for the same amount.

*****
     We appreciate your assistance in reviewing this response letter. Please direct all questions or comments regarding this filing to Christopher J. Cummings at Shearman & Sterling LLP, our counsel, at 416-360-2967.

Sincerely,

/S/ Peter L. Scavetta

Peter L. Scavetta Vice President, Finance
cc:	Christopher J. Cummings Shearman & Sterling LLP